September 23, 2024

Peter Liu
Chief Executive Officer
SONIM TECHNOLOGIES INC
4445 Eastgate Mall, Suite 200
San Diego, CA 92121

        Re: SONIM TECHNOLOGIES INC
            Registration Statement on Form S-3
            Filed September 16, 2024
            File No. 333-282156
Dear Peter Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing